BB 4/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52606




03054219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 2 8 2003 PROCESSING WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.V.P. Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Windmill Lane
(No. and Street)

Southampton (City) New York (State) 11968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Villante (631) 287-4633
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Mirras, CPA
(Name — if individual, state last, first, middle name)

360 Montauk Hwy. P.O. Box 504 (Address) Wainscott, (City) New York (State) 11975 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Villante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.V.P. Financial, LLC, as of December 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

EILEEN MUSARRA
Notary Public - State Of New York
No. 01MU6057891
Qualified In Suffolk County
My Commission Expires Apr 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.V.P. FINANCIAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002 AND FOR THE YEAR THEN ENDED

MICHAEL J. MIRRAS, CPA

M.V.P. FINANCIAL LLC
TABLE OF CONTENTS
DECEMBER 31, 2002

MICHAEL J. MIRRAS
Certified Public Accountant
P.O. Box 504 - 360 Montauk Hwy.
Wainscott, NY 11975
Phone (631) 725-7798 Fax (631) 725-8262

To the Members of
M.V.P. Financial, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of revenue and expenses, changes in members' capital, and cash flows present fairly, in all material respects, the financial position of M.V.P. Financial, LLC as of December 31, 2002, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 25, 2003

MICHAEL J. MIRRAS
Certified Public Accountant
P.O. Box 504 - 360 Montauk Hwy.
Wainscott, NY 11975
Phone (631) 725-7798 Fax (631) 725-8262

To the Members of
M.V.P. Financial, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of M.V.P. Financial, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for the establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives

of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of M.V.P. Financial, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 22, 2003

M.V.P. Financial, LLC
Statement of Financial Condition
For the year ended December 31, 2002

Assets

Cash	$ 174	
Due from Broker	154,265	
Marketable Securities at market value	682,688	
Due from affiliates	108,139	
Prepaid Expense	10,272	
Deposits	21,401	
Equipment (net of accumulated depreciation)	31,803	
Total Assets		$ 1,008,742

Liabilities and Members' Capital

Liabilities		
Accounts Payable	$ 97,685	
Loan Payable	423,295	
Total Liabilities		$ 520,980
Members' Capital		
Members' Capital	487,762	
Total Members' Capital		487,762
Total Liabilities and Members' Capital		$ 1,008,742

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of Revenues and Expenses
For the Year Ended December 31, 2002

Commission Revenues		$ 1,181,089
Gain on Securities		216,537
Interest Income		64,173
Costs and Expenses		
Advertising & Marketing	20,044	
Clearance/ECN Charges	564,316	
Commissions	605,626	
Contributions	1,275	
Depreciation	9,280	
Insurance	42,210	
Interest	28,774	
Licenses and Fees	13,647	
Market Data	63,503	
Office	34,835	
Professional Fees	57,856	
Rent	83,775	
Salaries and related expenses	178,201	
Taxes	709	
Telephone	29,937	
Travel & Entertainment	5,579	
Total Costs and Expenses		1,739,567
Net Loss for the Period		$ (277,768)

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of Changes in Members' Capital
For the Year ended
December 31, 2002

Balance as of January 1, 2002	$ 415,530
Capital Contribution	350,000
Net Loss	(277,768)
Balance as of December 31, 2002	$ 487,762

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of Cash Flows
For the Year ended
December 31, 2002

Cash flows from operating activities:	
Net Loss	$ (277,768)
Adjustments to reconcile net income to net cash Used in operating activities:	
Depreciation	9,280
(Increase) decrease in operating assets:	
Due from clearing broker	(133,336)
Due from affiliate	(87,472)
Other assets	(73,585)
Cash used in Operating Activities	(562,881)
(Decrease) increase in operating liabilities:	
Accounts Payable and other liabilities	245,343
Net cash used in operating activities	(317,538)
Cash flows from financing activities:	
Contribution from member	350,000
Leasehold improvements, furniture and equipment	(32,288)
Net decrease in cash	174
Cash at beginning of year	0
Cash at end of year	174

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Computation of Net Capital and A.I.
Of the Securities and Exchange Commission
As of December 31, 2002 | Schedule I

	Net Capital
Computation	
Members' Capital	$ 487,762
Deductions and/or charges:	
Nonallowable assets	
Leasehold improvements, furniture and equipment	31,803
Due from an affiliate	108,139
Deposits	21,401
Other assets	10,272
Haircuts	26,152
Net Capital	289,995
Minimum Capital Requirement	34,749
Excess net capital	$ 255,246

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited December 31, 2002 FOCUS report.

The Accompanying notes are an integral part of these Financial Statements

Computation for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2002 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(ii) of that rule.

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Notes to Financial Statement
December 31, 2002

1. Organization and Business

M.V.P. Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities or futures accounts for these customers or perform custodian functions relating to the securities.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue recognition
All commission revenues and expenses are recorded on a trade date basis.

Fixed Assets
Furniture and equipment is depreciated on a straight-line basis and is calculated using the appropriate useful life.

Fair value of financial instruments
At December 31, 2002, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

3. Taxes

M.V.P. Financial, LLC is treated as a limited partnership for tax purposes and accordingly is not subject to Federal and State taxes.

4. Net Capital Requirement

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. December 31, 2002, the Company had net capital of $ 289,995, which was $255,246 in excess of its required net capital of $34,749.

5. Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the due from clearing broker is pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell he financial instrument underlying the contract at a loss.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART 11A

BROKER OR DEALER: **M.V.P. Financial, LLC**
225 Windmill Lane
Southampton, NY 11969

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of: 12/31/02
SEC FileNo.: 52606
Firm ID#: 104133

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 174	$	$ 174
2. Receivables from Brokers or Dealers B. Other	154,265		154,265
5. Securities and/or other investments not readily marketable: B. At estimated fair value	682,688		682,688
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated deprecation and amortization		31,803	31,803
11. Other assets		139,812	139,812
12. Total Assets	$ 837,127	$ 171,615	$1,008,742

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Accounts payable, accrued liabilities, expenses and other	$ 97,685		$ 97,685
18. Notes and mortgages payable: A. Unsecured	423,295		423,295
20. Total Liabilities	$ 520,980		$ 520,980
MEMBERSHIP CAPITAL			
22. Members' Contributions	$ 980,075		$ 980,075
23. D. Undistributed P&L			(492,313)
24. Total Members' Capital			$ 487,762
25. Total Liabilities and Members' Capital			$ 1,008,742

M.V.P. Financial, LLC
Statement of the Computation of the Minimum Capital Requirement
As of December 31, 2002

Computation of Net Capital

1. Total Ownership equity from Statement of Financial Condition		$ 485,179
2. Deduct ownership equity not allowable for Net Capital		(0)
3. Total ownership equity qualified for Net Capital		$ 485,179
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 169,033	
D. Other deductions and/or charges		$ (169,033)
8. Net Capital before haircuts on securities positions		$ 316,146
9. Haircuts		26,151
10. Net Capital		$ 289,995

Computation of Net Capital Requirement

Part A

11. Minimum net capital required	$ 34,749
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$ 30,000
13. Net capital requirement	$ 30,000
14. Excess net capital	$ 404,558
15. Excess net capital at 1000%	$ 264,048

Computation of Aggregate Indebtedness

16. Total A.I. Liabilities from Statement of Financial Condition	$ 520,980
19. Total aggregate indebtedness	$ 520,980
20. Percentage of aggregate indebtedness to net capital	%
21. Percentage of debt to debt equity total computed in accordance with Rule 15C3-1(d)	%

Computation of Alternate Net Capital Requirement

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15C3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24. Net Capital requirement	$
25. Excess capital	$
26. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items or $120,000	$